                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Amendment No.)

                                 ECOST.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  27922 W 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 APRIL 12, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

[ ]     Rule 13d-1(b)

[x]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Cover Page continued on separate page.)

1.     Name of Reporting Person:                           JONATHAN L. KIMERLING
       I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group:*
       (a)
       (b)

3.     SEC Use Only:

4.     Citizenship or Place of Organization:                       UNITED STATES

       Number of Shares        5.  Sole Voting Power:                    708,561
       Beneficially Owned
       by Each Reporting       6.  Shared Voting Power:                  541,290
       Person  with
                               7.  Sole Dispositive Power:               708,561

                               8.  Shared Dispositive Power:             541,290

9.     Aggregate Amount Beneficially Owned by Reporting Person:        1,249,851

10.    Check if the Aggregate Amount in Row 9 Excludes
       Certain Shares:                                            Not Applicable

11.    Percent of Class Represented by Amount in Row 9:

12.    Type of Reporting Person:*                                             IN

Item 1(a)    Name of Issuer: ECOST.COM, INC.

Item 1(b)    Address of Issuer's Principal       2555 W. 190TH STREET, SUITE 106
             Executive Office:                   TORRANCE, CALIFORNIA 90504

Item 2(a)    Name of Person Filing: JONATHAN L. KIMERLING

Item 2(b)    Address of Principal Business Office or,       2968 CHEROKEE ROAD
             if None, Residence:                            MTN. BROOK, AL 35223

Item 2(c)    Citizenship: UNITED STATES

Item 2(d)    Title of Class of Securities:    COMMON STOCK, PAR VALUE $0.001 PER
                                              SHARE

Item 2(e)    CUSIP Number: 27922 W 10 7

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b), or (c), check whether the person filing is a:

             (a)  [ ]  Broker or dealer registered under Section 15 of the
                       Exchange Act
             (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act
             (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Exchange Act
             (d)  [ ]  Investment Company registered under Section 8 of the
                       Investment Company Act
             (e)  [ ]  An investment advisor registered in accordance with
                       Section 240.13d-1(b)(1)(ii)(E)
             (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
             (g)  [ ]  A parent Holding Company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
             (h)  [ ]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act
             (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
             (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4 Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount Beneficially Owned: 1,249,851

             (b)  Percent of Class: 7.156%

             (c)  Number of shares as to which such person has:
                  (i)     Sole power to vote or to direct the vote: 708,561
                  (ii)    Shared power to vote or to direct the vote: 541,290
                  (iii) Sole power to dispose or to direct the disposition of: 708,561
                  (iv) Shared power to dispose or to direct the disposition of: 541,290

Item 5       Ownership of 5% or Less of a Class:    NOT APPLICABLE

Item 6       Ownership of More than 5% on Behalf of Another Person:
             NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
             NOT APPLICABLE

Item 8       Identification and Classification of Members of the Group.
             NOT APPLICABLE

Item 9       Notice of Dissolution of Group. NOT APPLICABLE

Item 10      Certification. NOT APPLICABLE

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         April 21, 2005                             /s/ Jonathan L. Kimerling
                                                    ----------------------------
                                                    Jonathan L. Kimerling